

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation
505 Fifth Avenue, 15th Floor
New York, New York 10017

> **Re: Cartesian Growth Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted January 7, 2021**
> **CIK No. 0001838615**

Dear Mr. Yu:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 7, 2021

Signatures, page II-4

1.   Please have your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Signatures on Form S-1.

You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction